FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a notice published by Banco de Chile (the “Bank”) in a local newspaper on April 28, 2007, regarding the payment of a dividend to its shareholders in the form of fully paid-in-shares (acciones liberadas de pago).

BANCO DE CHILE

ISSUANCE OF FULLY PAID-IN SHARES
(Emisión de acciones liberadas de pago)

a) During the Extraordinary Shareholders Meeting of the Bank, held on March 22 nd , 2007, the minutes of which were recorded in a public deed drawn up at the Santiago office of the Public Notary Mr. Andrés Rubio Flores and, dated April 9, 2007, it was agreed to increase the Bank's capital in the amount of Ch$ 33,833,485,728 by means of the issuance of 882,459,200 fully paid-in shares, to be charged to the 2006 net income which were not distributed as dividends, in accordance with that which was agreed upon during the Ordinary Meeting of Shareholders held on the same day.

The Superintendency of Banks and Financial Institutions approved the bylaws' reform by means of Resolution N° 41 dated April 23, 2007, which was registered in document 16,267 N°12,046 of the Santiago Registrar of Commerce, corresponding to April 24, 2007 and published in the Official Gazette N° 38,747 dated April 25, 2007.

The issuance of the fully paid-in shares was registered in the Register of Securities of the aforementioned Superintendency under N°1/2007.

b) During Session N°BCH 2,644 of April 26, 2007 the Board of Directors of the Banco de Chile agreed to fix as a date for the issuance and distribution of the fully paid-in shares, the date of May 10, 2007.

c) This way the shareholders registered in the Register of Shareholders of the corporation on May 4, 2007 are entitled to receive the new shares at a ratio of 0.02213 fully paid-in shares, for each Banco de Chile share.

d) As a consequence of the issuance of the fully paid-in shares, the Bank's capital is divided into 69,920,023,865 nominative shares without nominal value and completely subscribed and paid.

e) On the same day of May 10, 2007 , the respective share titles will be duly assigned to each shareholder and will be printed for the shareholders who may request it, in writing, at the Banco de Chile Shares Department .

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2007

Banco de Chile

/S/ Fernando Cañas B.
By: Fernando Cañas Berkowitz President and CEO